August 9, 2021

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:	Bonnie Baynes Mark Brunhofer Sonia Bednarowski Justin Dobbie

Re:	FinWise Bancorp Registration Statement on Form S-1 (as amended) File No. 333-257929

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the several underwriters of the proposed initial public offering of the common stock of FinWise Bancorp, a Utah corporation (the “Registrant”), hereby join the Registrant in requesting the effectiveness of the Registrant’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Wednesday, August 11, 2021, at 4:00 P.M., Eastern Time, or as soon thereafter as practicable or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission (the “SEC”).

Additionally, pursuant to Rule 460 promulgated by the SEC under the Securities Act, and in connection with the foregoing, we hereby advise you that the underwriters have distributed 1,231 copies of the Preliminary Prospectus dated August 4, 2021, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

The undersigned, on behalf of itself and as representative of the several underwriters, hereby represents that the underwriters have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above offering.

[Signature Page Follows]

Very truly yours,

PIPER SANDLER & CO. as Representative of the several Underwriters

By:	/s/ Demetrios S. Hadgis
	Name:	Demetrios S. Hadgis
	Title:	Managing Director

[Signature Page to Underwriter Acceleration Request]